SEC MISSION

04001569

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED JAN 27 2004 PROCESSING

SEC FILE NUMBER
8-00526

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/30/2002 (MM/DD/YY) AND ENDING 11/28/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Spear, Leeds & Kellogg, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway
(No. and Street)

New York	NY	10271
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank D'Onofrio (212) 357-4872
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Mark W. Holloway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spear, Leeds & Kellogg, L.P., as of November 28, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

[signature]
Signature

Chief Financial Officer
Title

Christine S. Thomas [signature]
Notary Public
1/26/2004
Date

Christine S. Thomas
Notary Public, State of New York
No. 01TH6047847
Qualified in Bronx County
Certificate filed in New York County
Commission Expires September 5, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (loss)
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Schedule of Segregation Requirements and funds in Segregation pursuant to CEA Rule 1.32.
- ☒ (p) Schedule of secured amounts and funds held in separate accounts for foreign futures and foreign options customers pursuant to CFTC Regulation 30.7.
- ☒ (q) Statement of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPEAR, LEEDS & KELLOGG, L.P. and SUBSIDIARIES

CONSOLIDATED STATEMENT of FINANCIAL CONDITION PURSUANT to RULE 17a-5 of the SECURITIES and EXCHANGE COMMISSION

November 28, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of
Spear, Leeds & Kellogg, L.P.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Spear, Leeds & Kellogg, L.P. and Subsidiaries (the "Company") at November 28, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 26, 2004

SPEAR, LEEDS & KELLOGG, L.P. and SUBSIDIARIES

CONSOLIDATED STATEMENT of FINANCIAL CONDITION

November 28, 2003
(in thousands)

Assets

Cash and cash equivalents	$	15,468
Cash and securities segregated in compliance with U.S. federal and other regulations		2,235,276
Receivables from brokers, dealers and clearing organizations		827,979
Receivables from customers and counterparties		609,620
Securities borrowed		7,797,278
Securities purchased under agreements to resell		1,155,980
Financial instruments owned, at fair value		1,150,928
Financial instruments owned and pledged as collateral, at fair value		1,229,069
Total financial instruments owned, at fair value		2,379,997
Other assets		398,218
	$	15,419,816

Liabilities and Partners' Capital

Short-term borrowings	$	870,000
Payables to brokers, dealers and clearing organizations		322,158
Payables to customers and counterparties		6,822,807
Securities loaned		764,952
Securities sold under agreements to repurchase		1,156,160
Financial instruments sold, but not yet purchased, at fair value		1,964,706
Other liabilities and accrued expenses		424,240
Long-term borrowings		582,673
		12,907,696
Commitments, contingencies and guarantees		
Subordinated borrowings		1,163,000
Partners' capital		
Partners' capital		1,347,823
Accumulated other comprehensive income		1,297
		1,349,120
	$	15,419,816

The accompanying notes are an integral part of these consolidated financial statements

Note 1. Description of Business

Spear, Leeds & Kellogg, L.P. (SLK), a limited partnership registered as a U.S. broker-dealer and futures commission merchant, together with its consolidated subsidiaries (collectively, the Company), is a wholly-owned subsidiary of SLK LLC, a limited liability company, which is a majority-owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware Corporation.

The Company provides a wide range of brokerage and investment services to a substantial and diversified client base. The Company's activities primarily consist of:

- **Trading.** This business activity comprises specialist/market making activities, trading of fixed income and equity securities and other financial instruments;

- **Commissions and clearance.** This business activity comprises clearance and execution of client transactions in securities and other financial instruments.

Note 2. Significant Accounting Policies

Basis of Presentation

This consolidated statement of financial condition includes the accounts of SLK and all other entities in which the Company has a controlling financial interest. All material transactions and balances with and between subsidiaries have been eliminated. The Company determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a voting interest entity, a variable interest entity (VIE), or qualifying special-purpose entity (QSPE) under generally accepted accounting principles. The Company's consolidating subsidiaries are all voting interest entities.

Voting interest entities are entities in which the total equity investment at risk is sufficient to enable each entity to finance itself independently and provide the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entities' activities. Voting interest entities are consolidated in accordance with Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements," as amended. ARB No. 51 states the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest. Accordingly, the Company consolidates entities in which it has all, or a majority of, the voting interest. The Company's principal subsidiaries include Spear, Leeds & Kellogg Specialists LLC and SLK Index Specialists, LLC.

When the Company does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies (generally defined as owning a voting or economic interest of 20% to 50%), the Company accounts for its investment under the equity method of accounting as prescribed by Accounting Principal Board (APB) Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." If the Company does not have a controlling financial interest in, or exert significant influence over, an entity, the Company accounts for its investment at fair value.

This consolidated statement of financial condition has been prepared in accordance with generally accepted accounting principles that require management to make estimates and assumptions regarding inventory valuations, the outcome of pending litigation and other matters that affect the consolidated statement of financial condition and related disclosures. These estimates and assumptions are based on the best available information; nonetheless actual results could be materially different from these estimates.

Unless otherwise stated herein, all references to November 2003 refer to the Company's fiscal year ended or the date, as the context requires, November 28, 2003.

Repurchase Agreements and Collateralized Financing Arrangements. Securities purchased under agreements to resell and securities sold under agreements to repurchase, principally U.S. government and federal agency obligations, represent short-term collateralized financing transactions and are carried in the consolidated statement of financial condition at their contractual amounts. These amounts are presented on a net-by-counterparty basis when the requirements of Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements," are satisfied. The Company takes possession of securities purchased under agreements to resell, makes delivery of securities sold under agreements to repurchase, monitors the market value of these securities on a daily basis and delivers or obtains additional collateral as appropriate.

Securities borrowed and loaned are recorded based on the amount of cash collateral advanced or received. These transactions are generally collateralized by cash, securities or letters of credit. The Company takes possession of securities borrowed, makes delivery of securities loaned, monitors the market value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate.

Financial Instruments. The consolidated statement of financial condition generally reflects purchases and sales of financial instruments on a trade-date basis.

"Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value" in the consolidated statement of financial condition consist of financial instruments carried at fair value or amounts that approximate fair value. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

In determining fair value, the firm separates financial instruments into two categories -- cash (i.e., nonderivative) trading instruments and derivative contracts.

The fair values of cash trading instruments are generally obtained from quoted market prices in active markets, broker or dealer price quotations, or alternative pricing sources with a reasonable level of price transparency. Certain cash trading instruments trade infrequently and, therefore, have little or no price transparency The Company generally does not adjust the valuation assumptions for cash trading instruments with little or no price transparency unless there is substantive evidence supporting a change in value.

Cash trading instruments owned by the firm (long positions) are marked to bid prices, whereas instruments sold but not yet purchased (short positions) are marked to offer prices. If liquidating a position is reasonably expected to affect its prevailing market price, the valuation is adjusted generally based on market evidence or predetermined written policies. In limited circumstances and generally for highly illiquid positions, management's estimates are used to determine this adjustment.

Derivative contracts consist of exchange-traded and over-the-counter (OTC) derivatives. The fair values of exchange-traded derivatives are generally determined from quoted market prices. The firm uses a variety of valuation models and techniques including the present value of known or estimated cash flows, option-pricing models, and option-adjusted spread models. Wherever possible, the valuation models used are calibrated to current market transactions. The valuation models used to derive the fair values of the firm's OTC derivatives require inputs including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. Wherever possible, the inputs to these valuation models are derived from recent market transactions, third-party pricing services, broker quotes and/or prices calibrated to similar instruments.

When appropriate, valuations are adjusted to take account of various factors such as liquidity, bid/offer and credit considerations. These adjustments are generally based on market evidence or predetermined written policies. In limited circumstances and generally for highly illiquid positions, management's estimates are used to determine these adjustments.

In general, transfers of financial assets are accounted for as sales under Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," when the Company has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as repurchase agreements and collateralized financing arrangements.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid, overnight deposits held in the ordinary course of business.

Identifiable Intangible Assets

Identifiable intangible assets, which consist primarily of specialist rights, are amortized over their useful lives. Identifiable intangible assets are tested for potential impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." An impairment loss, calculated as the difference between fair value of an asset or asset group and its carrying value, is recognized if the future expected undiscounted cash flows relating to the asset is less than its carrying value. As of November 2003, identifiable intangible assets of $270.8 million, net of $71.3 million of accumulated amortization, are included in "Other assets" in the consolidated statement of financial condition.

Property, Leasehold Improvements and Equipment

Property, leasehold improvements and equipment, net of accumulated depreciation and amortization, are included in "Other assets" in the consolidated statement of financial condition.

The Company's depreciation and amortization is generally computed using the methods set forth below:

	Property and Equipment	Leasehold Improvements	
		Term of lease greater than useful life	Term of lease less than useful life
Placed in service prior to December 1, 2001	Accelerated cost recovery	Accelerated cost recovery	Straight-line over the term of the lease
Placed in service on or after December 1, 2001	Straight-line over useful life of the asset	Straight-line over useful life of the asset	Straight-line over the term of the lease

Transactions with Related Parties

The Company enters into transactions with Group Inc. and affiliates in the normal course of business as part of its trading, financing and general operations. Amounts outstanding to/from Group Inc. and affiliates

are reflected in the consolidated statement of financial condition as set forth below (in thousands):

Assets		
Receivables from brokers, dealers and clearing organizations	$	351,787
Securities borrowed		7,485,752
Financial instruments owned, at fair value (derivatives)		46,475
Other assets		4,958
Liabilities		
Short-term borrowings	$	870,000
Payables to brokers, dealers and clearing organizations		5,473
Securities loaned		764,952
Financial instruments sold, but not yet purchased, at fair value (derivatives)		535
Securities sold under agreements to repurchase		636,800
Other liabilities and accrued expenses		200,300
Subordinated borrowings		1,163,000

In addition, "Cash and securities segregated in compliance with U.S. federal and other regulations" includes $2.1 billion of securities purchased under agreements to resell with affiliates.

Stock-based Compensation

The Company participates in the stock-based compensation plans of Group Inc. Effective for fiscal 2003, the Company began to account for stock-based employee compensation in accordance with the fair-value method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation–Transition and Disclosure," using the prospective adoption method. Adoption of SFAS No. 123 did not have a material effect on the Company's financial condition.

Income Taxes

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax basis of the Company's assets and liabilities. Valuation allowances are established to reduce any resulting deferred tax assets to the amount that more likely than not will be realized. As a partnership, the Company is primarily subject to unincorporated business taxes on income earned, or losses incurred, by conducting business in New York City and taxes in foreign jurisdictions on certain of its operations. Certain non-U.S. subsidiaries are subject to various foreign income taxes, which are included in the Company's provision for taxes. No additional income tax provision is required on the earnings of the Company as it is a partnership, and therefore the remaining tax effects of its activities accrue directly to its partners. The Company's tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively, in the consolidated statement of financial condition.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the consolidated statement of financial condition.

Note 3. Financial Instruments

Financial instruments, including both cash instruments and derivatives, are used to manage market risk,

facilitate customer transactions, engage in proprietary transactions and meet financing objectives. These instruments can be either executed on an exchange or negotiated in the over-the-counter (OTC) market.

Transactions involving financial instruments sold, but not yet purchased, generally entail obligations to purchase financial instruments at future dates.

Fair Value of Financial Instruments

The following table sets forth the Company's financial instruments owned, including those pledged as collateral, at fair value and financial instruments sold, but not yet purchased, at fair value (in thousands):

	As of November 2003	
	Assets	Liabilities
U.S. government and federal agency obligations	$ 570,881	$ 703,951
Corporate and other debt obligations	519,101	477,570
Equities and convertible debentures	1,236,066	776,009
Derivative contracts	53,949	7,176
Total	$ 2,379,997	$ 1,964,706

Credit Concentrations

Credit concentrations may arise from trading and securities borrowing activities and may be impacted by changes in economic, industry or political factors. As of November 2003 the Company held, U.S. government and federal agency obligations which represented approximately 3.75% of the Company's total assets. In addition, most of the Company's securities purchased under agreements to resell are collateralized by U.S. government and federal agency obligations.

Derivative Activities

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivatives may involve future commitments to purchase or sell financial instruments, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, commodities, currencies or indices.

Certain cash instruments, such as mortgage-backed securities, interest-only and principal-only obligations, and indexed debt instruments, are not considered derivatives even though their values or contractually required cash flows are derived from the price of some other security or index.

Most of the Company's derivative transactions are entered into for trading purposes. The Company uses derivatives in its trading activities to facilitate customer transactions, to take proprietary positions and as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by establishing hedges in related securities or derivatives. For example, the Company may hedge a portfolio of common stock by taking an offsetting position in a related equity-index futures contract.

The Company also entered into a derivative contract, to manage the interest rate exposure on its long-term borrowings. This derivative contract is an interest rate swap which is designated as a fair-value hedge. It is utilized to convert the Company's fixed rate debt into a floating rate obligation.

Derivative contracts are reported on a net-by-counterparty basis in the Company's consolidated

statements of financial condition when management believes a legal right of setoff exists under an enforceable netting agreement. The fair value of derivative financial instruments, computed in accordance with the Company's netting policy, is set forth below (in thousands):

	As of November 2003	
	Assets	Liabilities
Forward settlement contracts	$ 7,273	$ 6,361
Swap agreement	45,162	
Option contracts	1,514	815
Total	$ 53,949	$ 7,176

Secured Borrowings and Lending Activities

The Company obtains secured, short-term financing principally through the use of repurchase agreements and securities lending agreements to obtain securities for settlement, to finance inventory positions and to meet customers' needs. In these transactions, the Company either provides or receives collateral, including U.S. government, federal agency, mortgaged-backed, corporate debt and equity securities.

The Company receives collateral in connection with resale agreements, securities lending transactions, customer margin loans and other secured lending activities. In many cases, the Company is permitted to sell or repledge securities held as collateral. These securities may be used to secure repurchase agreements, enter into securities lending or derivative transactions or cover short positions. As of November 2003, the fair value of securities received as collateral by the Company that it was permitted to sell or repledge was $16.4 billion, of which the Company sold or repledged $12.5 billion.

The Company also pledges its own assets to collateralize repurchase agreements and other secured financings. As of November 2003, the carrying value of securities included in "Financial instruments owned, at fair value" that had been loaned or pledged to counterparties that did not have the right to sell or repledge was $115 million.

Note 4. Short-term Borrowings

The Company obtains short-term borrowings from Group Inc. at floating rates of interest, which are based on prevailing market rates. The carrying value of short-term borrowings approximates fair value due to their short-term nature.

Note 5. Long-term and Subordinated Borrowings

Long-term borrowings include non-U.S. dollar obligations issued at floating rates of interest. As of November 2003, long-term borrowings include $550 million Senior Notes, which have a fair value of $583 million bearing an interest rate of 8.25% and maturing August 2005. Group Inc. has guaranteed these notes, and as a result, certain financial reporting and other covenants that the Company was subject to were eliminated. As of November 2003, there were no events of acceleration or default. The Company entered into an interest rate swap agreement with an affiliate to effectively hedge its fixed rate long-term borrowings into a U.S. dollar-based LIBOR floating rate obligation. Accordingly, the aggregate carrying value of these long-term borrowings and related hedges approximates fair value.

Subordinated borrowings are generally obtained from Group Inc. Outstanding subordinated borrowings with Group Inc. bear interest at floating rates and include $1.16 billion payable in 2005.

Note 6. Commitments, Contingencies and Guarantees

Commitments

The Company provides letters of credit issued by various banks to counterparties in lieu of securities or cash to satisfy various collateral and margin deposit requirements. Letters of credit outstanding were $104 million as of November 2003.

The Company has obligations under long-term, non-cancelable lease agreements, principally for office space, expiring on various dates through 2011. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. Minimum rental payments, net of minimum sublease rentals and rent charged to operating expense for the current year are set forth below (in thousands):

Minimum rental payments	
2004	$ 16,123
2005	13,290
2006	10,765
2007	7,805
2008	7,666
2009 - thereafter	5,333
Total	$ 60,982

Contingencies

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect in the Company's financial condition.

Guarantees

In the normal course of its business, the Company indemnifies certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. In addition, the Company is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the Company to meet the obligations of such networks and exchanges in the event of member defaults. In connection with its prime brokerage and clearing businesses, the Company may agree to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The Company's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the Company on behalf of the client. The Company is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the Company will have to make material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the consolidated statement of financial condition as of November 2003.

Note 7. Employee Benefit Plans

The Company's employees participate in various Group Inc.-sponsored pension plans and certain other

postretirement benefit plans, primarily healthcare and life insurance, which cover most employees. Certain benefits are also provided to former or inactive employees prior to retirement. A summary of these plans is set forth below:

Defined Benefit Pension Plans and Postretirement Plans

Group Inc. maintains a defined benefit pension plan for substantially all U.S. employees of the Company. These plans generally provide benefits based on years of credited service and a percentage of the employee's eligible compensation. In addition, the Company has unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees, employees and dependents in the United States. Group Inc. does not project the plan's benefit obligations and fair value of assets independently of other participating subsidiaries.

Defined Contribution Plans

The Company contributes to Group Inc.-sponsored U.S. defined contribution plans. The Company's contribution to these plans was $6.1 million for 2003.

Group Inc. also established a nonqualified defined contribution plan (the Plan) for certain senior employees of the Company. Shares of common stock of Group Inc. contributed to the Plan and outstanding as of November 2003, will vest and generally be distributable to the participant on specified future dates if the participant satisfies certain conditions and the participant's employment with the Company has not been terminated, with certain exceptions for terminations of employment due to death or a change in control. Dividends on the underlying shares of common stock are paid currently to the participants. Forfeited shares remain in the Plan and are reallocated to other participants.

Note 8. Employee Incentive Plans

Stock Incentive Plan

Group Inc. sponsors a stock incentive plan, The Goldman Sachs Amended and Restated Stock Incentive Plan, which provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and other stock-based awards to employees of the Company. In the second quarter of fiscal 2003, The Goldman Sachs Amended and Restated Plan was approved, effective for grants after April 1, 2003, and no further awards were or will be made under the original plan after that date, although awards granted under the original plan prior to that date remain outstanding.

Restricted Stock Units

Group Inc. issued restricted stock units to employees of the Company under a stock incentive plan primarily in connection with its purchase of the Company and as part of year-end compensation. The subsequent amortization of the cost of these restricted stock units is allocated to the Company by Group Inc. In all cases, delivery of the underlying shares of common stock is conditioned on the grantee's satisfying certain other requirements outlined in the award agreements.

Stock Options

In general, stock options granted by Group Inc. to employees of the Company will vest and become exercisable on or about the third anniversary of the grant date. All employee stock option agreements provide that vesting is accelerated in certain circumstances, such as upon retirement, death and extended absence. In general, all stock options expire on the tenth anniversary of the grant date, although they may be subject to earlier termination or cancellation in certain circumstances in accordance with the terms of

the stock incentive plan and the applicable stock option agreement.

Note 9. Net Capital Requirement

SLK, a registered broker-dealer and futures commission merchant, is subject to Rule 15c3-1 of the Securities and Exchange Commission and Rule 1.17 of the Commodity Futures Trading Commission, which specify uniform minimum net capital requirements, as defined, for their registrants. SLK has elected to compute net capital in accordance with the "Alternate Net Capital Requirement" as permitted by Rule 15c3-1. As of November 2003, SLK had regulatory net capital, as defined, of $1.12 billion, which exceeded the amount required by $1.08 billion.

Certain other subsidiaries of SLK are also subject to Rule 15c3-1, all of which were in compliance as of November 2003. SLK and certain of its subsidiaries are also subject to additional regulatory requirements of exchanges of which they are members. As of November 2003, these requirements were greater than the minimum requirements under Rule 15c3-1. SLK's net capital includes a reduction for the capital invested in each subsidiary to satisfy any applicable requirements. As of November 2003, each entity was in compliance with their respective exchange requirements.

As of November 2003, SLK made a computation related to the reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB) that indicated the Company's PAIB debits exceeded its PAIB credits. The amounts held on deposit in the Reserve Bank for this same period was $422 million.